Filed pursuant to Rule 433

Registration No. 333-261163

Issuer Free Writing Prospectus

Supplementing the Preliminary Prospectus

Dated December 1, 2021

GREENIDGE GENERATION HOLDINGS INC.

$17,000,000

8.50% Senior Notes Due 2026

Final Term Sheet

December 2, 2021

The information in this pricing term sheet relates to the offering of 8.50% Senior Notes due 2026 of Greenidge Generation Holdings Inc. and is qualified in its entirety by reference to the Preliminary Prospectus, dated December 1, 2021 (the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	Greenidge Generation Holdings Inc. (the “Issuer”)

Securities:	8.50% Senior Notes Due 2026 (the “Notes”)

Principal Amount:	$17,000,000 (excluding exercise of the underwriters’ option)

Underwriters’ Option:	$2,550,000 principal amount

Type:	SEC Registered

Trade Date:	December 3, 2021

Settlement Date:	December 7, 2021

Listing:	Nasdaq “GREEL”

Price to Public:	$24.50 per note

Underwriters’ Discount:	$0.8575 per Note

Underwriters’ Purchase Price from Issuer:	$23.6425 per Note

Net Proceeds to the Issuer (before expenses and other fees):	$16,076,900 (assuming no exercise of the underwriters’ option to purchase additional Notes)

Maturity Date:	October 31, 2026

Rating:*	The Notes have received a “B” rating from Egan-Jones Ratings Co., an independent, unaffiliated rating agency. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agency by the Issuer and information obtained by the rating agency from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.

Annual Coupon:	8.50%, paid quarterly in arrears

Interest Payment Dates:	January 31, April 30, July 31 and October 31, commencing January 31, 2022, and at maturity

Day Count:	30/360

Optional Redemption:

The Notes may be redeemed for cash in whole or in part at any time at the Issuer’s option (i) on or after October 31, 2023 and prior to October 31, 2024, at a price equal to $25.50 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after October 31, 2024 and prior to October 31, 2025, at a price equal to $25.25 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after October 31, 2025 and prior to maturity, at a price equal to $25.00 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption.

The Issuer may redeem the Notes, in whole, but not in part, at any time at its option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events.

Minimum Denomination / Multiples:	$25.00/$25.00

CUSIP/ISIN:	39531G 209/US39531G2093

Book-Running Managers:	B. Riley Securities, Inc., Ladenburg Thalmann & Co. Inc., William Blair & Company, L.L.C., EF Hutton, division of Benchmark Investments, LLC

Co-Managers:	Aegis Capital Corp., Colliers Securities LLC, Wedbush Securities Inc., B.C. Ziegler & Company

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The Issuer has filed a registration statement on Form S-1, and an amendment thereto, and Preliminary Prospectus with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, as amended, the Preliminary Prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request them from B. Riley Securities, Inc. by calling (703) 312-9580 or by emailing prospectus@brileysecurities.com

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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Note: A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other rating.

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